SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cyren Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.15 per share

(Title of Class of Securities)

M25596202

(CUSIP Number)

Robert B. Knauss

General Counsel and Managing Director

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878–0600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Dvir Oren, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

+1 (214) 215-1909

November 16, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M25596202

1.	Names of Warburg Pincus Reporting Persons.

WP XII Investments B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
0
		8.	Shared Voting Power
10,595,521
		9.	Sole Dispositive Power
0
		10.	Shared Dispositive Power
10,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,595,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.	Percent of Class Represented by Amount in Row (11)

21.3%(1)

14.	Type of Reporting Person (See Instructions)

CO

(1) Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.

CUSIP No. M25596202

1.	Names of Reporting Persons.

WP XII Investments Coöperatief U.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
0
		8.	Shared Voting Power
10,595,521
		9.	Sole Dispositive Power
0
		10.	Shared Dispositive Power
10,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,595,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.	Percent of Class Represented by Amount in Row (11)

21.3%(1)

14.	Type of Reporting Person (See Instructions)

CO

(1) Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.

* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons.

Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
0
		8.	Shared Voting Power
1,920,014
		9.	Sole Dispositive Power
0
		10.	Shared Dispositive Power
1,920,014

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,920,014

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.	Percent of Class Represented by Amount in Row (11)

3.9%(1)

14.	Type of Reporting Person (See Instructions)

PN

(1) Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.

* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons.

Warburg Pincus (Europa) Private Equity XII (Cayman), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
0
		8.	Shared Voting Power
2,098,337
		9.	Sole Dispositive Power
0
		10.	Shared Dispositive Power
2,098,337

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,098,337

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.	Percent of Class Represented by Amount in Row (11)

4.2%(1)

14.	Type of Reporting Person (See Instructions)

PN

(1) Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.

* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons.

Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
0
		8.	Shared Voting Power
2,806,330
		9.	Sole Dispositive Power
0
		10.	Shared Dispositive Power
2,806,330

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,806,330

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.	Percent of Class Represented by Amount in Row (11)

5.6%(1)

14.	Type of Reporting Person (See Instructions)

PN

(1) Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.

* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons.

Warburg Pincus Private Equity XII-B (Cayman), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
0
		8.	Shared Voting Power
1,369,259
		9.	Sole Dispositive Power
0
		10.	Shared Dispositive Power
1,369,259

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,369,259

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.	Percent of Class Represented by Amount in Row (11)

2.7%(1)

14.	Type of Reporting Person (See Instructions)

PN

(1) Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.

* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons.

Warburg Pincus Private Equity XII-D (Cayman), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
0
		8.	Shared Voting Power
196,971
		9.	Sole Dispositive Power
0
		10.	Shared Dispositive Power
196,971

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

196,971

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.	Percent of Class Represented by Amount in Row (11)

0.4%(1)

14.	Type of Reporting Person (See Instructions)

PN

(1) Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.

* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons.

Warburg Pincus Private Equity XII-E (Cayman), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
0
		8.	Shared Voting Power
1,124,185
		9.	Sole Dispositive Power
0
		10.	Shared Dispositive Power
1,124,185

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,124,185

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.	Percent of Class Represented by Amount in Row (11)

2.3%(1)

14.	Type of Reporting Person (See Instructions)

PN

(1) Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.

* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons.

Warburg Pincus XII Partners (Cayman), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
0
		8.	Shared Voting Power
712,231
		9.	Sole Dispositive Power
0
		10.	Shared Dispositive Power
712,231

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

712,231

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.	Percent of Class Represented by Amount in Row (11)

1.4%(1)

14.	Type of Reporting Person (See Instructions)

PN

(1) Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.

* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons.

WP XII Partners (Cayman), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
0
		8.	Shared Voting Power
368,194
		9.	Sole Dispositive Power
0
		10.	Shared Dispositive Power
368,194

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

368,194

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.	Percent of Class Represented by Amount in Row (11)

0.7%(1)

14.	Type of Reporting Person (See Instructions)

PN

(1) Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.

* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons.

Warburg Pincus LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

New York
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
0
		8.	Shared Voting Power
10,595,521
		9.	Sole Dispositive Power
0
		10.	Shared Dispositive Power
10,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,595,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.	Percent of Class Represented by Amount in Row (11)

21.3%(1)

14.	Type of Reporting Person (See Instructions)

OO

(1) Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.

* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons.

Warburg Pincus (Cayman) XII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
0
		8.	Shared Voting Power
10,595,521
		9.	Sole Dispositive Power
0
		10.	Shared Dispositive Power
10,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,595,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.	Percent of Class Represented by Amount in Row (11)

21.3%(1)

14.	Type of Reporting Person (See Instructions)

PN

(1) Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.

* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons.

Warburg Pincus (Cayman) XII GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
0
		8.	Shared Voting Power
10,595,521
		9.	Sole Dispositive Power
0
		10.	Shared Dispositive Power
10,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,595,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.	Percent of Class Represented by Amount in Row (11)

21.3%(1)

14.	Type of Reporting Person (See Instructions)

OO

(1) Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.

* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons.

Warburg Pincus Partners II (Cayman), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
0
		8.	Shared Voting Power
10,595,521
		9.	Sole Dispositive Power
0
		10.	Shared Dispositive Power
10,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,595,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.	Percent of Class Represented by Amount in Row (11)

21.3%(1)

14.	Type of Reporting Person (See Instructions)

PN

(1) Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.

* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons.

Warburg Pincus (Bermuda) Private Equity GP Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
0
		8.	Shared Voting Power
10,595,521
		9.	Sole Dispositive Power
0
		10.	Shared Dispositive Power
10,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,595,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.	Percent of Class Represented by Amount in Row (11)

21.3%(1)

14.	Type of Reporting Person (See Instructions)

CO

(1) Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.

* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons.

Charles R. Kaye

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
0
		8.	Shared Voting Power
10,595,521
		9.	Sole Dispositive Power
0
		10.	Shared Dispositive Power
10,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,595,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.	Percent of Class Represented by Amount in Row (11)

21.3%(1)

14.	Type of Reporting Person (See Instructions)

IN

(1) Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.

* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons.

Joseph P. Landy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
0
		8.	Shared Voting Power
10,595,521
		9.	Sole Dispositive Power
0
		10.	Shared Dispositive Power
10,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,595,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.	Percent of Class Represented by Amount in Row (11)

21.3%(1)

14.	Type of Reporting Person (See Instructions)

IN

(1) Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.

* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, nominal value NIS 0.15 per share (the “Ordinary Shares”), of Cyren Ltd., a company organized under the laws of the State of Israel (the “Company “), and is being filed pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Ordinary Shares are listed on NASDAQ and the Tel Aviv Stock Exchange under the symbol “CYRN.” The principal executive offices of the Company are located at 1 Sapir Road, 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya 46140, Israel.

Item 2. Identity and Background

(a) This Schedule 13D is being jointly filed on behalf of the entities described and defined in this Section (a).

The stockholder of the Company is WP XII Investments B.V., a company incorporated in the Netherlands (“WP XII Investments”), which is wholly owned by WP XII Investments Coöperatief U.A., a company incorporated in the Netherlands (“WP XII Investments Coöperatief”), which itself is wholly owned by (i) Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Callisto”), (ii) Warburg Pincus (Europa) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Europa”), (iii) Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Ganymede”), (iv) Warburg Pincus Private Equity XII-B (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-B”), (v) Warburg Pincus Private Equity XII-D (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-D”), (vi) Warburg Pincus Private Equity XII-E (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-E”), (vii) Warburg Pincus XII Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“Warburg Pincus XII Partners”) and (viii) WP XII Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Partners”, and together with WP XII Callisto, WP XII Europa, WP XII Ganymede, WP XII-B, WP XII-D, WP XII-E and Warburg Pincus XII Partners, the “WP XII Funds”). Warburg Pincus LLC, a New York limited liability company (“WP LLC”), is the manager of the WP XII Funds.

Warburg Pincus (Cayman) XII, L.P., a Cayman Islands exempted limited partnership (“WP XII Cayman GP”), is the general partner of each of the WP XII Cayman Funds. Warburg Pincus (Cayman) XII GP LLC, a Delaware limited liability company (“WP XII Cayman GP LLC”), is the general partner of WP XII Cayman GP. Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership (“WPP II Cayman”), is the sole member of WP XII Cayman GP LLC. Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company (“WP Bermuda GP”), is the general partner of WPP II Cayman. WP XII Investments, WP XII Investments Cooperatief, the WPXII Funds, WP LLC, WP XII Cayman GP, WP XII Cayman GP LLC, WPP II Cayman and WP Bermuda GP are collectively referred to as the “Warburg Entities.”

Charles R. Kaye and Joseph P. Landy are the Co-Chairmen and sole Directors of WP Bermuda GP, and the Managing Members and Co-Chief Executive Officers of WP LLC, may be deemed to control the Warburg Entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Entities. The Warburg Entities and Messrs. Kaye and Landy are collectively referred to as the “Warburg Pincus Reporting Persons”).

The agreement among the Warburg Pincus Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act (the “Joint Filing Agreement”), dated November 16, 2017, is attached hereto as Exhibit A.

(b) The address of the principal office of each of WP XII Investments and WP XII Investments Coöperatief is Atrium Strawinskylaan 3051, 1077 ZX Amsterdam, The Netherlands. The address of the principal office of each of the other Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017. The members of WP LLC and their respective business addresses, as well as the directors and executive officers of WP XII Investments and WP XII Investments Coöperatief, are set forth on Schedule I hereto, which is incorporated herein by reference.

(c) The principal business of WP XII Investments and WP XII Investments Coöperatief is that of investment holding. The principal business of the WP XII Funds is that of making private equity and related investments. The principal business of WP LLC is managing certain private equity funds, including the WP XII Funds. The principal business of WP XII Cayman GP is acting as general partner of each of the WP XII Funds. The principal business of WP XII Cayman GP LLC is acting as the general partner of WP XII Cayman GP. The principal business of WPP II Cayman is acting as the sole member of WP XII Cayman GP LLC. The principal business of WP Bermuda GP is acting as the general partner of WPP II Cayman. The principal business of Messrs. Kaye and Landy is acting as the Co-Chairmen and sole Directors of WP Bermuda GP, and the Managing Members and Co-Chief Executive Officers of WP LLC. The principal occupation of each of the members of WP LLC is set forth on Schedule I hereto, which is incorporated herein by reference.

(d) During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg Pincus Reporting Persons, none of the persons named on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg Pincus Reporting Persons, none of the persons named on Schedule I, have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) WP XII Investments and WP XII Investments Coöperatief are companies organized under the laws of the Netherlands. The WP XII Funds, WP XII Cayman GP and WPP II Cayman are exempted limited partnerships organized under the laws of the Cayman Islands. WP Bermuda GP is an exempted company organized under the laws of Bermuda. WP XII Cayman GP LLC is a limited liability company organized under the laws of the State of Delaware. WP LLC is a limited liability company organized under the laws of the State of New York. Messrs. Kaye and Landy are citizens of the United States of America. Except as otherwise indicated on Schedule I hereto, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On November 6, 2017, pursuant to the Securities Purchase Agreement, dated as of November 6, 2017, by and between WP XII Investments and the Company (the “SPA”), WP XII Investments purchased 10,595,521 newly issued Ordinary Shares from the Company at a purchase price of $1.85 per share (the “Acquired Shares”). Pursuant to the SPA, WP XII Investments has the right to designate two directors to the Company’s board of directors. WP XII Investments’ two designated directors, Cary J. Davis and Brian Chang, were appointed to the Company’s board of directors on November 6, 2017. WP XII Investments also has certain other board designation rights pursuant to the SPA, which, among other things, allow it to designate additional directors to the Company’s board of directors at future shareholder meetings proportional to its ownership interest in the Company. A copy of the Securities Purchase Agreement is attached hereto as Exhibit B. The description of the abovementioned documents contained herein is qualified in its entirety by reference to Exhibit B, which is incorporated herein by reference. WP XII Investments agreed in the SPA not to enter into any “short sale” transaction or other similar hedging transactions with respect to the Acquired Shares, whether through an options exchange or otherwise, until November 6, 2018.

In connection with the SPA, WP XII Investments and the Company entered into a Registration Rights Agreement, dated as of November 6, 2017 (the “RRA”). Pursuant to the RRA, the Company granted to WP XII Investments certain demand registration and unlimited piggyback and shelf-take down registration rights. The demand registration rights may be exercised at any time from August 6, 2018, subject to certain customary blackout periods. In addition, the Company agreed, at the request of WP XII Investments, to prepare and file within two years after November 6, 2017, a shelf registration statement. The RRA also requires the Company to use reasonable best efforts to cooperate and assist WP XII Investments with marketing the resale of the Ordinary Shares, including providing information reasonably requested by WP XII Investments and providing it with reasonable access to the Company’s management. A copy of the RRA is attached hereto as Exhibit C. The description of the abovementioned documents contained herein is qualified in its entirety by reference to Exhibit C, which is incorporated herein by reference.

Upon the closing of the transactions described above, WP XII Investments holds an aggregate of 10,595,521 Ordinary Shares, representing 21.3% of the Company’s total outstanding Ordinary Shares, based on 39,242,897 Ordinary Shares outstanding as of October 31, 2017 (based on the Company’s representation in the SPA), plus the 10,595,521 Ordinary Shares issued pursuant to the SPA. All of the funds required to acquire the Acquired Shares were obtained from the working capital of the WP XII Funds, which in turn was obtained from capital contributions from the respective limited partners of the WP XII Funds. The total amount of funds paid by WP XII Investments to purchase the Acquired Shares was $19,601,713.85. In connection with the acquisition of the Acquired Shares, the Company reimbursed WP XII Investments $300,000 for its costs and expenses in negotiating the SPA.

Item 4. Purpose of Transaction

The acquisition by WP XII Investments of the Acquired Shares was effected because of the belief that the Ordinary Shares represent an attractive investment. WP XII Investments beneficially owns, and the Warburg Pincus Reporting Persons may be deemed to beneficially own, the Acquired Shares as an investment. WP XII Investments intends to commence a “special tender offer” (the “Tender Offer”) to purchase at $2.50 net per share, without interest, up to 75% of the Ordinary Shares of the Company (assuming issuance of Ordinary Shares issuable upon conversion of certain convertible notes and exercise of all “in the money” outstanding stock options and warrants as of the completion of the Tender Offer). The purpose of the Tender Offer is for WP XII Investments to increase its ownership of the issued and outstanding Ordinary Shares from its current level of approximately 21.3% of the issued and outstanding Ordinary Shares up to approximately 75.0% of the Ordinary Shares (assuming issuance of Ordinary Shares issuable upon conversion of certain convertible notes and exercise of all “in the money” outstanding stock options and warrants as of the completion of the Tender Offer). Following the completion of the Tender Offer, depending on prevailing market, economic and other conditions (and subject to applicable restrictions under Israeli law), the Warburg Pincus Reporting Persons may from time to time acquire additional Ordinary Shares. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise. In accordance with applicable Israeli law, to the extent that Tender Offer is completed, the Warburg Pincus Reporting Persons will be prohibited from launching another tender offer or merging with the Company during the subsequent 12 month period, unless the commitment to do is described in the Tender Offer.

The description of the SPA set forth in Item 3 is hereby incorporated by reference in this Item 4. The description of the RRA set forth in Item 3 is hereby incorporated by reference in this Item 4.

Except as otherwise described below or elsewhere in this Schedule 13D, none of the Warburg Pincus Reporting Persons, and, to the knowledge of the Warburg Pincus Reporting Persons, none of the persons named on Schedule I, has any current plans, proposals or negotiations that relate to or would result in: (i) an extraordinary corporate transaction, merger, reorganization or liquidation involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company; (iv) any change in the present board of directors and management of the Company (including any plan or proposal to change the number or term of directors or to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer), other than the board designation rights as described above; (v) any other material change in the Company’s corporate structure or business; (vi) a delisting of the Ordinary Shares; or (vi) the Ordinary Shares becoming eligible for termination of registration under the Exchange Act.

The Warburg Pincus Reporting Persons expect that from time to time there may be significant developments or transactions involving its portfolio companies (including the Company) or their securities, or offers, proposals or discussions related thereto, which may involve acquisitions or sales by it of its holdings in such entities (including the Company) or acquisitions or sales of securities, assets or business operations by such entities.

The Warburg Pincus Reporting Persons intend to review their investment in the Company, its performance and market conditions periodically and consider possible strategies for enhancing value and take such actions with respect to their investment as they deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, communication with members of management, the board of directors or other shareholders of or lenders to the Company and/or other relevant parties from time to time with respect to operational, strategic, financial or governance matters, including, but not limited to, potential refinancings, recapitalizations, reorganizations, mergers, acquisitions, divestitures, a sale of the Company or other corporate transactions, or otherwise working with management and the board of the directors of the Company. Such actions could also include additional purchases of Ordinary Shares pursuant to one or more open-market purchase programs, through private transactions or through tender offers or otherwise, subject to applicable U.S. and Israeli law. Future purchases may be on the same terms or on terms that are more or less favorable to the Company’s shareholders than the terms of the Tender Offer. Any possible future purchases will depend on many factors, including the results of the offer, the market price of Ordinary Shares, the Company’s business and financial position, and general economic and market conditions. In addition, following the consummation of the Tender Offer, the Warburg Pincus Reporting Persons may also determine to dispose of the Ordinary Shares (which may include, but is not limited to, transferring some or all of such securities to their affiliates or distributing some or all of such securities to their respective partners, members or beneficiaries, as applicable), in whole or in part, at any time and from time to time, subject to applicable laws, in each case, in open market or private transactions, block sales or otherwise. Any such decision would be based on the Warburg Pincus Reporting Persons’ assessment of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for the Ordinary Shares, the condition of the securities markets, general economic and industry conditions, tax considerations and other opportunities available to us.

Under Israeli law, if a shareholder owns or is deemed to beneficially own less than 25.0% of the voting power of a company, such shareholder may purchase shares in the open market or through private transactions, and not solely by means of a tender offer, unless as a result of the purchase the shareholder would own or would be deemed to beneficially own in excess of 25.0% of the issued and outstanding shares of the company and no other person owns at least 25.0% of the voting power. Accordingly, if the Tender Offer is not consummated, the Warburg Pincus Reporting Persons would not own more than 25.0% of the issued and outstanding Ordinary Shares, and they may purchase Ordinary Shares in the open market or through private transactions, and not solely by means of a tender offer, as long as their aggregate percentage ownership of issued and outstanding Ordinary Shares does not reach 25.0% (and no other person owns at least 25.0% of the voting power). In addition, under Israeli law, if a shareholder owns or is deemed to beneficially own in excess of 25.0% of the voting power of a company, such shareholder may purchase shares in the open market or through private transactions, and not solely by means of a tender offer, unless as a result of the purchase the shareholder would own or would be deemed to beneficially own in excess of 45.0% of the issued and outstanding shares of the company and no other person owns at least 45.0% of the voting power. Accordingly, following the consummation of the Tender Offer, if the Warburg Pincus Reporting Persons do not own more than 45.0% of the issued and outstanding Ordinary Shares, they may purchase Ordinary Shares in the open market or through private transactions, and not solely by means of a tender offer, as long as their aggregate percentage ownership of issued and outstanding Ordinary Shares does not reach 45.0% (and no other person owns at least 45.0% of the voting power). Under Israeli law, if a shareholder together with its affiliates owns in excess of 45.0% of the voting power of a company, the shareholder may purchase shares in the open market or through private transactions, and not solely by means of a tender offer, unless as a result of the purchase the shareholder, together with its affiliates, would own in excess of 90.0% of the issued and outstanding shares of the company. Accordingly, following the consummation of the Tender Offer, if the Warburg Pincus Reporting Persons own more than 45.0% of the issued and outstanding Ordinary Shares, they may purchase Ordinary Shares in the open market or through private transactions, and not solely by means of a tender offer, as long as our aggregate percentage ownership of issued and outstanding Ordinary Shares does not reach 90.0%.

However, under Israeli law, WP XII Investments, its controlling shareholders and any corporation under its or their control, are prohibited from conducting an additional tender offer for Ordinary Shares and from merging with the Company within 12 months from the date of this offer to purchase, unless the commitment to do is described in the Tender Offer.

Item 5. Interest in Securities of the Issuer

(a) The percentages used herein are calculated based upon the 39,242,897 Ordinary Shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA, plus the 10,595,521 Ordinary Shares issued pursuant to the SPA.

WP XII Investments is the direct owner of 10,595,521 Ordinary Shares, representing approximately 21.3% of the outstanding Ordinary Shares. Due to their respective relationships with WP XII Investments and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 10,595,521 Ordinary Shares. Each of the Warburg Pincus Reporting Persons (with the exception of WP XII Investments) disclaim beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares, except for any pecuniary interest therein.

(b) Each of the Warburg Pincus Reporting Persons is deemed to share with WP XII Investments the power to vote or to direct the vote and to dispose or to direct the disposition of the number of Ordinary Shares (and percentage of the number of outstanding Ordinary Shares) set forth opposite its name below:

WP XII Investments B.V.	10,595,521 (21.3%)
WP XII Investments Coöperatief U.A.	10,595,521 (21.3%)
Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P.	1,920,014 (3.9%)
Warburg Pincus (Europa) Private Equity XII (Cayman), L.P.	2,098,337 (4.2%)
Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P.	2,806,330 (5.6%)
Warburg Pincus Private Equity XII-B (Cayman), L.P.	1,369,259 (2.7%)
Warburg Pincus Private Equity XII-D (Cayman), L.P.	196,971 (0.4%)
Warburg Pincus Private Equity XII-E (Cayman), L.P.	1,124,185 (2.3%)
WP XII Partners (Cayman), L.P.	368,194 (0.7%)
Warburg Pincus XII Partners (Cayman), L.P.	712,231 (1.4%)
Warburg Pincus LLC	10,595,521 (21.3%)
Warburg Pincus (Cayman) XII, L.P.	10,595,521 (21.3%)
Warburg Pincus (Cayman) XII GP LLC	10,595,521 (21.3%)
Warburg Pincus Partners II (Cayman), L.P.	10,595,521 (21.3%)
Warburg Pincus (Bermuda) Private Equity GP Ltd.	10,595,521 (21.3%)

(c) Except for the transactions described in Items 3 and 4 above, no other transactions in the Ordinary Shares were effected by the Warburg Pincus Reporting Persons or any persons set forth on Schedule I hereto during the sixty days before the date of this Schedule 13D.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Ordinary Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Warburg Pincus Reporting Persons have entered into the Joint Filing Agreement, attached hereto as Exhibit A, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

The SPA is described in Item 3 above, such summary being incorporated in this Item 6 by reference. The summary of the SPA in this Schedule 13D is qualified in its entirety by reference to the SPA, a copy of which is attached hereto as Exhibit B.

The RRA is described in Item 3 above, such summary being incorporated in this Item 6 by reference. The summary of the RRA in this Schedule 13D is qualified in its entirety by reference to the RRA, a copy of which is attached hereto as Exhibit C.

WP XII Investments intends to launch the Tender Offer as described above.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be filed as Exhibits

Exhibit A - Joint Filing Agreement, dated November 16, 2017, among the Warburg Pincus Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

Exhibit B - Securities Purchase Agreement, dated November 6, 2017, between the Company and WP XII Investments.

Exhibit C - Registration Rights Agreement, dated November 6, 2017, between the Company and WP XII Investments.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 16, 2017	WP XII INVESTMENTS B.V.

	By:	/s/ G.F.X.M Nieuwenhuizen
Name: G.F.X.M Nieuwenhuizen
Title: Managing Director A

	By:	/s/ Tara O’Neill
Name: Tara O’Neill
Title: Managing Director A

Dated: November 16, 2017	WP XII INVESTMENTS CÖOPERATIEF U.A.

	By:	/s/ G.F.X.M Nieuwenhuizen
Name: G.F.X.M Nieuwenhuizen
Title: Managing Director A

	By:	/s/ Tara O’Neill
Name: Tara O’Neill
Title: Managing Director A

Dated: November 16, 2017	WARBURG PINCUS (CALLISTO) PRIVATE EQUITY XII (CAYMAN), L.P.

By: Warburg Pincus (Cayman) XII, L.P., its general partner
By: Warburg Pincus (Cayman) XII GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: November 16, 2017	WARBURG PINCUS (EUROPA) PRIVATE EQUITY XII (CAYMAN), L.P.

By: Warburg Pincus (Cayman) XII, L.P., its general partner
By: Warburg Pincus (Cayman) XII GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: November 16, 2017	WARBURG PINCUS (GANYMEDE) PRIVATE EQUITY XII (CAYMAN), L.P.

By: Warburg Pincus (Cayman) XII, L.P., its general partner
By: Warburg Pincus (Cayman) XII GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: November 16, 2017	WARBURG PINCUS PRIVATE EQUITY XII-B (CAYMAN), L.P.

By: Warburg Pincus (Cayman) XII, L.P., its general partner
By: Warburg Pincus (Cayman) XII GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: November 16, 2017	WARBURG PINCUS PRIVATE EQUITY XII-D (CAYMAN), L.P.

By: Warburg Pincus (Cayman) XII, L.P., its general partner
By: Warburg Pincus (Cayman) XII GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: November 16, 2017	WARBURG PINCUS PRIVATE EQUITY XII-E (CAYMAN), L.P.

By: Warburg Pincus (Cayman) XII, L.P., its general partner
By: Warburg Pincus (Cayman) XII GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: November 16, 2017	WARBURG PINCUS XII PARTNERS (CAYMAN), L.P.

By: Warburg Pincus (Cayman) XII, L.P., its general partner
By: Warburg Pincus (Cayman) XII GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: November 16, 2017	WP XII PARTNERS (CAYMAN), L.P.

By: Warburg Pincus (Cayman) XII, L.P., its general partner
By: Warburg Pincus (Cayman) XII GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: November 16, 2017	WARBURG PINCUS LLC

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Managing Director

Dated: November 16, 2017	WARBURG PINCUS (CAYMAN) XII, L.P.

By: Warburg Pincus (Cayman) XII GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP, Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: November 16, 2017	WARBURG PINCUS (CAYMAN) XII GP LLC

By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP, Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: November 16, 2017	WARBURG PINCUS PARTNERS II (CAYMAN), L.P.

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: November 16, 2017	WARBURG PINCUS (BERMUDA) PRIVATE EQUITY GP LTD.

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: November 16, 2017	CHARLES R. KAYE

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn, Attorney-in-Fact*

Dated: November 16, 2017	JOSEPH P. LANDY

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn, Attorney-in-Fact*

*	The Powers of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on Jul 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc.

SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”). Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE WARBURG PINCUS REPORTING ENTITIES
Saurabh Agarwal (1)	Member and Managing Director of WP LLC
Jonas Agesand (2)	Member and Managing Director of WP LLC
Gregory C. Baecher	Member and Managing Director of WP LLC
Mark Begor	Member and Managing Director of WP LLC
Alexander Berzofsky	Member and Managing Director of WP LLC
Damon Beyer	Member and Managing Director of WP LLC
Peder Bratt (3)	Member and Managing Director of WP LLC
Anthony Robert Buonanno	Member and Managing Director of WP LLC
Thomas Carella	Member and Managing Director of WP LLC
Michael Chen (4)	Member and Managing Director of WP LLC
Julian Cheng (5)	Member and Managing Director of WP LLC
Mark M. Colodny	Member and Managing Director of WP LLC
Cary J. Davis	Member and Managing Director of WP LLC
Yi Ding (4)	Member and Managing Director of WP LLC
Simon Eyers (3)	Member and Managing Director of WP LLC
Min Fang (4)	Member and Managing Director of WP LLC
Max Fowinkel (6)	Member and Managing Director of WP LLC
Joseph Gagnon	Member and Managing Director of WP LLC
Timothy F. Geithner	Member, Managing Director and President of WP LLC
Stephanie Geveda	Member and Managing Director of WP LLC
Steven G. Glenn	Member and Managing Director of WP LLC
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC
Michael Graff	Member and Managing Director of WP LLC

Christopher Gunther	Member and Managing Director of WP LLC
David Habachy	Member and Managing Director of WP LLC
William Blake Holden	Member and Managing Director of WP LLC
Edward Y. Huang	Member and Managing Director of WP LLC
In Seon Hwang	Member and Managing Director of WP LLC
Peter R. Kagan	Member and Managing Director of WP LLC
Charles R. Kaye	Managing Member and Co-Chief Executive Officer of WP LLC
Robert B. Knauss	Member and Managing Director of WP LLC
David B. Krieger	Member and Managing Director of WP LLC
Rajveer Kushwaha	Member and Managing Director of WP LLC
Joseph P. Landy	Managing Member and Co-Chief Executive Officer of WP LLC
James Levy	Member and Managing Director of WP LLC
Vishal Mahadevia	Member and Managing Director of WP LLC
Niten Malhan (1)	Member and Managing Director of WP LLC
Frank Marinaro	Member and Managing Director of WP LLC
Harsha Marti	Member and Managing Director of WP LLC
Michael Martin	Member and Managing Director of WP LLC
Vishnu Menon	Member and Managing Director of WP LLC
Piero Minardi (7)	Member and Managing Director of WP LLC
Nitin Nayar	Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC
Hoi Ying Ng (5)	Member and Managing Director of WP LLC
René Obermann (6)	Member and Managing Director of WP LLC
Narendra Ostawal (1)	Member and Managing Director of WP LLC
Jeffrey Perlman	Member and Managing Director of WP LLC
Chandler Reedy	Member and Managing Director of WP LLC
Annette Rodriguez-Ferrer	Member and Managing Director of WP LLC
John Rowan	Member and Managing Director of WP LLC
Justin L. Sadrian	Member and Managing Director of WP LLC
Anish Saraf (1)	Member and Managing Director of WP LLC
Adarsh Sarma	Member and Managing Director of WP LLC
Viraj Sawhney (1)	Member and Managing Director of WP LLC

John W. Shearburn	Member and Managing Director of WP LLC
Ashutosh Somani	Member and Managing Director of WP LLC
David Sreter	Member and Managing Director of WP LLC
Biddanda N. Thimmaya (1)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC
Somit Varma (1)	Member and Managing Director of WP LLC
Zhen Wei (5)	Member and Managing Director of WP LLC
James W. Wilson	Member and Managing Director of WP LLC
Bo Xu (4)	Member and Managing Director of WP LLC
Daniel Zamlong	Member and Managing Director of WP LLC
Langlang Zhou (4)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC

(1)	Citizen of India
(2)	Citizen of Sweden
(3)	Citizen of United Kingdom
(4)	Citizen of China
(5)	Citizen of Hong Kong
(6)	Citizen of Germany
(7)	Citizen of Italy

The directors of WP XII BV are Tara E. O’Neill, Timothy J. Curt, Derk J. C. Niezing, Guido F.X.M. Nieuwenhuizen, and Linda Kuiters.

The directors of WP XII Investments Coöperatief are Tara E. O’Neill, Timothy J. Curt, Derk J. C. Niezing, Guido F.X.M. Nieuwenhuizen, and Linda Kuiters.

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Charles R. Kaye	Sole Directors and Co-Chairman of Warburg Pincus (Bermuda) Private Equity GP Ltd. and Managing Member and a Co-Chief Executive Officer of Warburg Pincus LLC.	United States
Joseph P. Landy	Sole Directors and Co-Chairman of Warburg Pincus (Bermuda) Private Equity GP Ltd. and Managing Member and a Co-Chief Executive Officer of Warburg Pincus LLC.	Unites States
Tara E. O’Neill	Managing Director A of WP XII Investments B.V. and WP XII Investments Cooperatief U.A. and a Senior Vice President of Warburg Pincus LLC.	Unites States
Timothy J. Curt	Managing Director A of WP XII Investments B.V. and WP XII Investments Cooperatief U.A. and a Managing Director of Warburg Pincus LLC.	Unites States
Derk J. C. Niezing	Managing Director B of WP XII Investments B.V. and WP XII Investments Cooperatief U.A. and a Managing Director of Intertrust Netherlands.	The Netherlands
Guido F.X.M. Nieuwenhuizen	Managing Director A of WP XII Investments B.V. and WP XII Investments Cooperatief U.A. and General Manager of Warburg Pincus B.V.	The Netherlands
Linda Kuiters	Managing Director B of WP XII Investments B.V. and WP XII Investments Cooperatief U.A. and a Business Unit Director of Intertrust Netherlands	The Netherlands

As of November 16, 2017

EXHIBITS